MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005, Acclaim’s MD&A for the year ended December 31, 2005 and the unaudited Consolidated Financial Statements of Canetic Resources Trust (“Canetic”) and notes thereto for the six months ended June 30, 2006. This MD&A is dated August 2, 2006. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This discussion provides Management’s analysis of Canetic’s historical financial and operating results and provides estimates of Canetic’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.  Readers are referred to the legal advisories regarding forward-looking information contained in the “Forward-Looking Statements” section of this MD&A.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”). Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Non-GAAP Measures

Management uses funds flow from operations, which we define as cash flow from operating activities before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources.

We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow, to analyze financial and operating performance.

We use the terms operating and cash netbacks to analyze margin and cash flow on each barrel of oil equivalent (“boe”) production.  Operating and cash netbacks should not be viewed as an alternative to cash from operating activities, net earnings per trust unit or other measures of financial performance calculated in accordance with GAAP.

We use the term total capitalization, which we define as net debt including convertible debentures plus market value of issued equity, to analyze leverage.  Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with calculations of similar measures for other companies or trusts.

TRANSACTION

On December 19, 2005, Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) received the necessary approval of their unitholders to combine the two trusts to form Canetic. The transaction closed January 5, 2006.

Pursuant to the merger, each Acclaim unitholder received 0.8333 of a Canetic trust unit for each Acclaim trust unit they held and each StarPoint unitholder received 1.000 new trust unit for each unit they held.  In addition, unitholders of both trusts received common shares of TriStar Oil & Gas Ltd. (“TriStar”), a new publicly traded junior exploration company with assets contributed by both Acclaim and StarPoint. All trust units of Acclaim up to the business combination on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic trust unit for each Acclaim trust unit.

The transaction between Acclaim and StarPoint was accounted for as an acquisition by Acclaim, therefore Acclaim’s results and operating history have been utilized for comparative purposes. The operating and financial results for the period include the StarPoint assets from the date of closing, January 5, 2006.  At the time of closing, the StarPoint assets were producing approximately 33,200 boe/d including 22,600 bbl/d of crude oil and natural gas liquids and 63,700 mcf/d of natural gas.

  Q2 2006 Canetic Resources Trust   1

HIGHLIGHTS

•

Production averaged 71,392 barrels of oil equivalent per day (“boe/d”) for the six months ended June 30, 2006, a 74 percent increase from 41,046 boe/d reported for the same period a year earlier. Production for the three months ended June 30, 2006 averaged 70,061 boe/d including 42,391 bbl/d of crude oil and liquids and 166.0 mmcf/d of natural gas.

•

Funds flow from operations totalled $379.8 million, a 135 percent increase from $161.3 million reported for the same six month period a year earlier. On a per unit basis, funds flow from operations increased 1 percent to $1.89 per basic unit.  Funds flow for the second quarter 2006 totalled $185.1 million or $0.92 per basic unit, a 130 percent increase from $80.5 million or $0.92 per basic unit a year earlier.

•

During the first six months of 2006 we participated in the drilling of 171 gross (81.9 net) wells including 68 gross (28.5 net) wells in the second quarter.

•

We paid cash distributions of $0.23 per unit per month to our unitholders during the quarter which represents a payout ratio of approximately 75 percent based on funds flow from operations of $185.1 million.

RESULTS OF OPERATIONS

SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING INFORMATION

	2006		2005				2004
($000s except per unit amounts)	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Production
Natural gas (mmcf/d)	166.0	176.1	105.8	107.4	100.6	104.1	108.2	108.9
Crude oil (bbl/d)	37,348	37,625	16,945	17,213	17,947	19,043	18,739	17,004
Natural gas liquids (bbl/d)	5,043	5,763	4,970	5,110	5,302	5,698	6,005	5,796
Boe/d @ 6:1	70,061	72,737	39,541	40,227	40,017	42,089	42,780	40,949

Petroleum and natural gas sales	341,205	350,346	234,098	217,449	177,501	171,201	170,504	167,894
Funds flow from operations	185,053	194,741	106,477	92,679	80,516	80,803	73,804	78,013
Per unit – basic(1)(2)	0.92	0.97	1.16	1.03	0.92	0.92	0.85	0.96
Per unit – diluted(1)(2)	0.89	0.96	1.14	1.02	0.91	0.91	0.85	0.89
Net earnings (loss)	82,875	59,195	48,662	6,538	27,473	(16,825)	23,736	(1,023)
Per unit – basic(1)(2)	0.41	0.29	0.53	0.07	0.31	(0.19)	0.28	(0.01)
Per unit – diluted(1)(2)	0.40	0.29	0.53	0.07	0.31	(0.19)	0.28	(0.01)

(1)

When calculating the weighted average number of units for a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

(2)

All units of Acclaim up to the merger on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic trust unit for each Acclaim trust unit.

Production volumes during the quarter averaged 70,061 boe/d, a decrease of 4 percent from 72,737 boe/d reported for the first quarter of 2006. Although production was most significantly impacted by the declines of the Leduc D3a pool at Acheson, it was also affected by unplanned turnarounds, tie-in delays, spring break-up and unseasonably wet weather in the second quarter.  In aggregate these events resulted in a reduction in second quarter volumes of approximately 1,500 boe/d.  Crude oil prices maintained their strength with the West Texas Intermediate (“WTI”) price averaging US$70.70 per barrel in the second quarter, as compared to US$63.53 per barrel in the first quarter of 2006. The AECO Daily Spot price averaged $6.00/mcf as compared to $7.36/mcf during the second quarter of 2005.

The transaction with StarPoint was accounted for as a purchase of StarPoint by Acclaim. Accordingly, the financial and operating results for the six months ended June 30, 2006, include those of the StarPoint assets from the date of acquisition, January 5, 2006. Comparative results are those of Acclaim only. Had Canetic recorded the transaction from January 1, 2006, funds flow for the first six months of 2006 would have been $383.8 million and production would have averaged 72,144 boe/d including 43,406 bbl/d of crude oil and liquids and 172.4 mmcf/d of natural gas.

Canetic Resources Trust   Q2 2006

Quarter over quarter petroleum and natural gas sales have been influenced by increases in production volumes and strong commodity prices. Commodity prices have continued to increase significantly since the third quarter of 2004. In combination with increased production volumes from the ChevronTexaco property acquisition during 2004 and StarPoint merger in 2006, petroleum and natural gas sales have continued to increase.

The variation of net earnings, quarter over quarter, is primarily a result of depletion rates, the provision for future income taxes and financial derivative gains and losses.

PRODUCTION

	Three Months Ended June 30		Six Months Ended June 30
Production(1)	2006	2005	2006	2005
Natural gas (mmcf/d)	166.0	100.6	171.0	102.3
Crude oil (bbl/d)	37,348	17,947	37,486	18,492
Natural gas liquids (bbl/d)	5,043	5,302	5,401	5,499
Barrel of oil equivalent (boe/d, 6:1)	70,061	40,017	71,392	41,046
Percentage crude oil and natural gas liquids	61%	58%	60%	58%

(1) Production volumes associated with the StarPoint acquisition are included from the date of closing, January 5, 2006.

Production volumes for the six months ended June 30, 2006, include the acquisition of StarPoint from the date of closing, January 5, 2006. As a result of this acquisition the production of crude oil and natural gas liquids relative to total production increased slightly to 61 percent in the second quarter of 2006 and 60 percent in the first quarter of 2006 compared to 58 percent in the same periods in 2005.

Crude oil and natural gas liquids production for the first six months of 2006 averaged 42,887 boe/d, a 79 percent increase over the 23,991 boe/d reported for the corresponding period in 2005. Production in the second quarter averaged 42,391 boe/d, up more than 82 percent from production levels in the second quarter of 2005.

Natural gas sales for the first six months of the year averaged 171.0 mmcf/d, 67 percent higher than the 102.3 mmcf/d reported for the six months ended June 30, 2005. During the second quarter natural gas sales averaged 166.0 mmcf/d, 65 percent higher than the 100.6 mmcf/d reported during the same quarter in 2005.

On a barrel of oil equivalent basis, production increased 74 percent to 71,392 boe/d as compared to 41,046 boe/d a year earlier. Second quarter 2006 production averaged 70,061 boe/d as compared to 72,737 boe/d during the first quarter.  As we mentioned in the first quarter analysis, production volumes were impacted by the decline of the D3a production at Acheson.  Production in the second quarter was further impacted by continued declines at the D3a pool in Acheson, unplanned turnarounds, tie-in delays, spring break-up and unseasonably wet weather which restricted our ability to maintain production levels.

COMMODITY PRICES

The price of West Texas Intermediate crude averaged US$67.14/bbl during the first six months of 2006, up 30 percent from the average price of US$51.53/bbl for the same period in 2005. WTI during the second quarter averaged US$70.70/bbl an increase of 11 percent from an average of US$63.53/bbl in the first quarter of 2006.  Increased political concerns over the security of global crude oil supplies coupled with continued strong economic growth in China and India have influenced the increase.

For the six months ended June 30, 2006, we received an average oil price of $60.82/bbl as compared to $52.77/bbl for the comparable period in 2005. Our average oil price during the quarter increased 24 percent from an average of $54.33/bbl reported during the first quarter of 2006.  Canetic’s corporate average oil price differential narrowed slightly in relation to the benchmark NYMEX WTI futures contract in the second quarter compared to the first quarter.  This narrowing is attributable to improvements in heavy oil differentials to which Canetic has exposure for a portion of its crude oil production.

The AECO Daily Index gas price averaged $6.76/mcf for the first six months of 2006, down 5 percent from the average price of $7.13/mcf for the same period in 2005. The AECO Daily Index price for the second quarter of 2006 was $6.00/mcf 20 percent lower than the first quarter 2006 price of $7.52/mcf.

  Q2 2006 Canetic Resources Trust   3

Our average natural gas price was $7.49/mcf for the six months ended June 30, 2006 as compared to $7.39/mcf during the same period in 2005. The second quarter natural gas price averaged $5.97/mcf as compared to $8.94/mcf in the first quarter.

The Canadian dollar continues to show strength, averaging US$0.8785 during the first six months of the year compared to US$0.8095 for the same period last year.  As the price of WTI crude oil is quoted in U.S. dollars, appreciation in the Canadian dollar reduces the average price received for our production. Canetic mitigates the impact of exchange rate fluctuations by either entering into foreign exchange contracts directly or executing some portion of our crude oil swaps in Canadian dollars.  In the first half of the year, Canetic had no foreign exchange contracts, but had hedged 5,275 bbl/d of its crude oil production using Canadian dollar denominated swaps.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended June 30		Six Months Ended June 30
Revenue ($000s)	2006	2005	2006	2005
Natural gas	90,266	71,079	231,940	136,810
Crude oil and natural gas liquids	250,939	106,422	459,611	211,892
Petroleum and natural gas sales	341,205	177,501	691,551	348,702

Petroleum and natural gas sales, before royalties and transportation costs increased to $691.6 million for the six months ended June 30, 2006, up 98 percent from $348.7 million reported for the corresponding period in 2005. Revenue for the second quarter increased to $341.2 million, 92 percent higher than the $177.5 million recorded in the second quarter 2005.

Revenues have been positively impacted by increased production volumes associated with the Acclaim/StarPoint merger which closed January 5, 2006.  These increases have been offset somewhat by the appreciation in the exchange rate of the Canadian dollar relative to the U.S. dollar and fluctuations in the price of natural gas previously mentioned and the increase in the WTI price of crude oil.

ROYALTIES

	Three Months Ended June 30		Six Months Ended June 30
Royalties ($000s)	2006	2005	2006	2005
Royalties, net of ARTC	65,095	37,120	132,219	74,294
Percentage of petroleum and natural gas revenue	19.1%	20.9%	19.1%	21.3%
$/boe	10.21	10.19	10.23	10.00

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments. Overriding royalties are also paid to other parties according to contracts. In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances. There is a maximum rate of 30 percent for new gas and 45 percent on old gas. The vast majority of our gas production is from new gas. In today’s gas price environment, we are subject to the maximum rates. Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta and Saskatchewan. Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

For the six months ended June 30, 2006, royalties totalled $132.2 million as compared to $74.3 million during the same period a year earlier. As a percentage of sales royalties averaged 19.1 percent during the first six months of 2006 as compared to 21.3 percent in the same period in 2005.

During the second quarter 2006, royalties averaged $10.21 per boe or approximately 19.1 percent of Canetic’s total petroleum and natural gas sales price (before financial derivatives) of $53.52 per boe. This compares to $10.19 per boe or 20.9 percent of the average sales price reported for the same period in 2005. The reduction in royalty rates reflects a lower royalty burden carried by the StarPoint assets.

Canetic Resources Trust   Q2 2006

We anticipate, based on current commodity prices, that the average royalty rate for the remainder of 2006 will approximate 19 to 20 percent.

OPERATING COSTS

	Three Months Ended June 30		Six Months Ended June 30
Operating Costs ($000s)	2006	2005	2006	2005
Operating costs	56,082	29,260	111,647	59,300
$/boe	8.80	8.04	8.64	7.98

Our operating costs, net of processing fees, for the six months ended June 30, 2006, increased to $111.6 million as compared to $59.3 million during the same period a year earlier primarily as a result of increased production volumes and increases in the cost of services. On a unit-of-production basis, operating costs averaged $8.64 per boe as compared to $7.98 per boe during the same period a year earlier. During the first quarter of 2006, operating costs totalled $55.6 million or $8.49 per boe.

During the second quarter operating costs totalled $56.1 million or $8.80/boe as compared to $29.3 million or $8.04/boe for the same period in 2005. Although operating costs generally have increased due to higher service costs in the field, certain additional costs have been incurred to ensure the predictability of production during periods of higher commodity prices. In addition, operating costs in the second quarter are generally higher, reflecting the annual payment of property taxes and plant turnaround and maintenance costs which are incurred in May and June.  Extensive well maintenance and workover programs continue to be undertaken to maximize production and optimize plant utilization.

Although operating costs year-over-year increased on a unit-of-production basis, we are committed to managing operational efficiencies and maximizing field netbacks in all areas where we do business.  As we continue to experience higher field services costs throughout our asset base, considerable effort and focus is being given to operational efficiencies which will control operating costs on a unit-of-production basis.  To date Canetic has been successful in maintaining control of our operating costs in a high priced operating environment and will continue to focus on doing so.

PETROLEUM AND NATURAL GAS TRANSPORTATION

	Three Months Ended June 30		Six Months Ended June 30
Transportation ($000s)	2006	2005	2006	2005
Transportation expense	4,292	2,224	8,736	4,319
$/boe	0.67	0.61	0.68	0.58

During the second quarter, transportation costs totalled $4.3 million or $0.67 per boe as compared to $2.2 million or $0.61 per boe for the same period in 2005.

  Q2 2006 Canetic Resources Trust   5

NET EARNINGS PER UNIT OF PRODUCTION

	Three Months Ended June 30		Six Months Ended June 30
Netbacks ($/boe)	2006	2005	2006	2005
Petroleum and natural gas revenue	53.52	48.74	53.52	46.94
Less:
Royalties	10.21	10.19	10.23	10.00
Operating costs	8.80	8.04	8.64	7.98
Transportation costs	0.67	0.61	0.68	0.58
Net operating income	33.84	29.90	33.97	28.38
General and administrative	1.79	1.43	1.49	1.35
Interest on long-term debt	1.74	1.01	1.57	0.89
Interest on convertible debentures	0.23	0.41	0.16	0.41
Unit-based compensation – cash paid	–	0.12	–	0.06
Realized loss on financial derivatives	0.89	4.52	1.06	3.71
Current and large corporation tax	0.17	0.30	0.29	0.24
Funds flow from operations	29.02	22.11	29.40	21.72
Depletion, depreciation and amortization	23.52	15.81	23.25	15.60
Accretion	0.39	0.32	0.38	0.32
Unrealized (gain) loss on financial derivatives	(0.37)	(1.64)	(0.57)	6.75
Future income tax recovery	(9.35)	(0.54)	(6.12)	(3.01)
Non-cash unit-based compensation	1.83	0.62	1.44	0.63
Net earnings	13.00	7.54	11.02	1.43

GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended June 30		Six Months Ended June 30
General and Administrative Expenses ($000s)	2006	2005	2006	2005
G&A expenses	15,972	7,662	28,187	14,914
Overhead recoveries	(4,550)	(2,456)	(8,894)	(4,913)
Net G&A expenses	11,422	5,206	19,293	10,001
$/boe	1.79	1.43	1.49	1.35

General and administrative expenses (“G&A”) net of overhead recoveries on operated properties totalled $19.3 million for the six months ended June 30, 2006, as compared to $10.0 million during the same period in 2005. The most significant components of G&A expenses include head office employee compensation costs and office lease costs.  With the acquisition of StarPoint, we increased our labour force and associated office space to manage the acquired assets.

On a unit-of-production basis, general and administrative expenses have increased, quarter over quarter, from $1.20 per boe in the first quarter of 2006 to $1.79 per boe in the second quarter of 2006.  Each year, during the month of April, we make payments to our employees pursuant to our short-term incentive program.  This cash compensation increased G&A during the quarter by approximately $0.25/boe.  This increase on a per-unit-basis also reflects slightly lower production volumes during the second quarter.

For the remainder of 2006, we anticipate general and administrative expenses to average $1.35 – $1.40  per boe.

Canetic Resources Trust   Q2 2006

INTEREST EXPENSE ON BANK DEBT

	Three Months Ended June 30		Six Months Ended June 30
Interest Expense ($000s)	2006	2005	2006	2005
Interest expense	11,103	3,687	20,289	6,644
Bank loans	893,792	329,110	893,792	329,110

Interest expense, representing interest on bank debt, increased to $20.3 million or $1.57 per boe from $6.6 million or $0.89 per boe a year earlier. In addition to slightly higher interest rates due to increases in the Bank of Canada lending rate during the first six months, average debt levels have increased in the quarter as a result of the StarPoint acquisition and Canetic’s extensive capital program in the first half of 2006. At June 30, 2006, $893.8 million was drawn under our facility.

Although interest rates continue to be favourable and are not expected to increase substantially in the short-term, interest expense in future quarters will reflect our higher debt levels. Average interest rates incurred by Canetic during the first and second quarters of 2006 averaged approximately 4.7 percent.

INTEREST EXPENSE ON CONVERTIBLE DEBENTURES

Interest expense on convertible debentures totalled $2.1 million for the six months ended June 30, 2006. During the quarter debentures totalling $15.1 million were converted to trust units. At June 30, 2006, debentures totalling $36.9 million remain outstanding.

INTEREST RATE RISK MANAGEMENT

Canetic has assumed, through the StarPoint Arrangement, fixed interest rate swaps between January 6, 2006 and September 30, 2007 covering $40.0 million of principal, with interest rates varying between 3.58 percent and 3.65 percent, plus a stamping fee. The fair value of the fixed interest swaps at June 30, 2006, was a gain of approximately $0.4 million.

UNIT-BASED COMPENSATION

On December 19, 2005, the unitholders of Canetic approved a unit award incentive plan. The plan authorizes the Board of Directors to grant rights to acquire up to 2,500,000 trust units consisting of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) to directors, officers, employees and consultants of the Trust and its affiliates. The number of units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies or other criteria the Board of Directors may determine. A holder of an RTU or PTU may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units to be issued. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the RTU or PTU is outstanding.

For the six months ended June 30, 2006, the Trust recorded a compensation expense of $18.7 million (2005 - $5.1 million) and capitalized unit-based compensation of $6.7 million (2005 – $nil). Upon vesting, the obligation may be settled in units or cash, therefore, the June 30, 2006 compensation liability of $24.6 million (2005 - $10.1 million) has been classified as a current liability. The compensation liability is remeasured each period at the current market price. The June 30, 2006 compensation liability was based on the period-end closing price of $23.10 and the number of RTU’s and PTU’s outstanding at that time.

DEPLETION, DEPRECIATION AND AMORTIZATION

The current quarter provision for depletion, depreciation and amortization totalled $150.0 million as compared to $57.6 million for the same period in 2005. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $23.52 per boe as compared to $15.81 per boe during the same quarter in 2005. The increase in depletion rate results from the acquisition of StarPoint.

COMMODITY PRICE RISK MANAGEMENT

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice allows us to generate stable funds flow for distributions and to ensure positive economic returns on capital development and acquisition activities. For the six months ended June 30, 2006, we realized a net derivative loss of $13.7 million (2005 - $27.6 million) related to financial derivative instruments put in place to manage commodity price risk.

UNREALIZED LOSS ON FINANCIAL DERIVATIVES

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts are included in net earnings for the period. At June 30, 2006, we recorded a current financial derivative liability of $53.2 million and a long-term financial derivative liability of $29.0 million. The estimated fair value is based on a mark-to-market calculation as at June 30, 2006 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices. At June 30, 2006, Canetic recorded an unrealized financial derivative gain of $7.3 million (2005 – loss of $50.2 million), which represents the change in the mark to market calculations from December 31, 2005.

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	Q3 2006	Q4 2006	2007	2008
Natural Gas
Fixed Price Volume (Gj/d)	30,000	30,000	5,000	–
Fixed Price Average ($/Gj)	$ 7.85	$ 7.85	$ 8.47	$ –
Collars Volume (Gj/d)	55,000	48,333	29,167	–
Collar Floors ($/Gj)	$ 6.77	$ 7.40	$ 7.57	$ –
Collar Caps ($/Gj)	$ 10.02	$ 12.01	$ 12.54	$ –
Total Volume Hedged (Gj/d)	85,000	78,333	34,167	–
Crude Oil
CAD Denominated Fixed Price Volumes (bbl/d)	6,750	6,750	8,000	250
CAD Denominated Fixed Price Average ($/bbl/d)	$ 68.23	$ 68.23	$ 67.26	$ 72.20
US Denominated Fixed Price Volume (bbl/d)	1,500	1,500	1,500	–
US Denominated Fixed Price Average ($US/bbl)	$ 48.11	$ 48.11	$ 48.11	$ –
Participating Swaps (bbl/d)	1,000	1,000	–	–
Participating Swaps ($US/bbl)(1)	$ 47.50	$ 47.50	$ –	$ –
Collars Volume (bbl/d)	7,000	6,500	5,000	4,000
Collar Floors ($US/bbl)	$ 48.93	$ 48.85	$ 56.60	$ 63.75
Collar Caps ($US/bbl)	$ 64.53	$ 64.57	$ 77.61	$ 81.50
Total Volume Hedged (bbl/d)	16,250	15,750	14,500	4,250

(1) Crude Oil Participating Swaps participate in 67 percent of any price rise above $47.50 in 2006

ASSET RETIREMENT OBLIGATIONS

We have estimated total future asset retirement obligations based on our net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

As of June 30, 2006, the amount recorded as the fair value of our asset retirement obligations liability was $123.0 million. The increase from the estimated obligation at December 31, 2005 of $68.2 million results from the inclusion of the StarPoint assets. During the six months ended June 30, 2006, Canetic incurred $5.9 million of actual abandonment and reclamation costs and recorded accretion of $4.9 million.

  Q2 2006 Canetic Resources Trust   7

INCOME TAXES

In our current structure, payments are made between the operating entities and the Trust, ultimately transferring  both income and future income tax liability to our unitholders.  Therefore, no cash income taxes have been paid by our operating entities.

During the three months ended June 30, 2006, Canetic recorded a future tax recovery of $59.6 million.  This is compared to a recovery of $19.4 million in the previous quarter.  The relative increase is primarily due to federal and provincial tax rate reductions which were enacted during the second quarter of 2006.  Current taxes for the six months ended June 30, 2006 include a provision of $3.7 million for provincial capital taxes.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity requirements of the Trust are met using funds generated from operations and short-term borrowings against our credit facility.

FUNDS FLOW FROM OPERATIONS

Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

Funds flow is reconciled as follows:

	Three Months Ended June 30		Six Months Ended June 30
Funds Flow Reconciliation ($000s)	2006	2005	2006	2005
Net Earnings	82,875	27,473	142,070	10,648
Adjustments for:
Unit-based compensation	11,697	2,246	18,670	4,678
Depletion, depreciation and amortization	149,972	57,578	300,490	115,869
Accretion	2,457	1,173	4,908	2,346
Unrealized loss (gain) on financial derivatives	(2,372)	(5,983)	(7,306)	50,156
Future income tax recovery	(59,576)	(1,971)	(79,038)	(22,378)
Funds flow from operations	185,053	80,516	379,794	161,319

For the six months ended June 30, 2006, funds flow from operations totalled $379.8 million or $1.89 per basic unit, representing a 135 percent increase from the $161.3 million, or $1.85 per basic unit during the same period in 2005. Our 2006 funds flow included a realized loss on financial derivative contracts of $13.7 million as compared to a loss of $27.6 million in 2005. The increase is due to higher production levels associated with the StarPoint merger which closed January 5, 2006 and higher commodity prices received during the year.

At June 30, 2006, Canetic’s working capital decreased by $40.4 million compared to December 31, 2005.  This decrease was a result of a $97.5 million increase in accounts receivable and prepaids, offset by a $78.9 million increase in accounts payable, a $28.7 million increase in distributions payable and a $30.3 million increase in the financial derivative liability.  The Trust’s management does not foresee any inability to meet obligations as they come due.

The Trust’s basic weighted average units outstanding totalled 202.0 million for the six months ended June 30, 2006.

BANK DEBT

Canetic has an unsecured covenant based credit facility with a syndicate of financial institutions in the amount of $1.1 billion including a $50.0 million operating facility. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

Canetic Resources Trust   Q2 2006

Our net debt is reconciled as follows:

		December 31, 2005
Net Debt ($000s)	June 30, 2006	Acclaim	StarPoint(1)	Total
Bank debt	893,792	309,146	434,123	743,269
Working capital deficiency	86,046	45,630	101,477	147,107
Net debt	979,838	354,776	535,600	890,376
Funds flow	379,794	360,475	214,315	574,790

(1) As at closing, January 5, 2006.

At June 30, 2006, $893.8 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At June 30, 2006, Canetic had a working capital deficiency of $86.0 million including a financial derivative liability of $53.2 million.  The increase in bank debt quarter over quarter also includes a $24 million property acquisition which closed in early June 2006.

CONVERTIBLE DEBENTURES

As at June 30, 2006, we had convertible debentures outstanding of $36.9 million.  The debentures consist of  the StarPoint 9.4% convertible unsecured subordinated debentures (the “9.4% Debentures”), StarPoint 6.5% convertible, extendible, unsecured, subordinated debentures (the “6.5%” Debentures), Acclaim 8% convertible, extendible, unsecured, subordinated debentures (the “8% Debentures”) and Acclaim 11% convertible, extendible, unsecured, subordinated debentures (the “11% Debentures”).

The debentures are convertible into Canetic trust units at the following conversion prices:

•

9.4% Debentures (CNE.DB.A) - $16.02. Each $1,000 principal amount of 9.4% Debentures is convertible into approximately 62.42 Canetic trust units;

•

6.5% Debentures (CNE.DB.B) - $18.96. Each $1,000 principal amount of 6.5% Debentures is convertible into approximately 52.74 Canetic trust units;

•

8% Debentures (CNE.DB.C) - $15.56. Each $1,000 principal amount of 8% Debentures is convertible into approximately 64.27 Canetic trust units; and

•

11% Debentures (CNE.DB.D) - $11.24. Each $1,000 principal amount of 11% Debentures is convertible into approximately 88.97 Canetic trust units.

Convertible Debentures	Units Issuable on Conversion (000s)	Amount ($000s)
i) 9.4% Convertible Debentures
Balance, December 31, 2005	–	-
Acquisition of StarPoint	576	9,255
Converted to units	(192)	(3,112)
Balance, June 30, 2006	384	6,143
ii) 6.5% Convertible Debentures
Balance, December 31, 2005	–	–
Acquisition of StarPoint	2,313	43,944
Converted to units	(1,260)	(24,001)
Balance, June 30, 2006	1,053	19,943

  Q2 2006 Canetic Resources Trust   9

iii) 8% Convertible Debentures
Balance, December 31, 2004	4,501	72,901
Converted to units	(3,662)	(59,330)
Balance, December 31, 2005	839	13,571
Adjustment to conversion ratio	32	–
Converted to units	(302)	(4,712)
Balance, June 30, 2006	569	8,859
iv) 11% Convertible Debentures
Balance, December 31, 2004	560	6,562
Converted to units	(328)	(3,844)
Balance, December 31, 2005	232	2,718
Adjustment to conversion ratio	10	–
Converted to units	(72)	(813)
Balance, June 30, 2006	170	1,905
Total, June 30, 2006	2,176	36,850

On June 15, 2004, Acclaim issued $75.0 million, 8% convertible, extendible, unsecured, subordinated debentures. The debentures have a face value of $1,000 per debenture, a coupon of 8.0 percent, a final maturity date of August 31, 2009, and are convertible into trust units of Canetic at a price of $15.56 per trust unit.

In December 2002, Acclaim issued $45.0 million principal amount of 11% convertible, extendible, unsecured, subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $11.24 per unit.

Convertible Debentures Assumed on Acquisition of StarPoint

StarPoint issued $60.0 million of 6.5% convertible, extendible, unsecured, subordinated debentures (the “StarPoint Debentures”) on May 26, 2005. The 6.5% Debentures mature on July 31, 2010 and are convertible at any time, at the option of the holder, in the trust units of Canetic at a conversion price of $18.96 per trust unit. The 6.5% Debentures are not redeemable at the option of the Trust on or before July 31, 2008. After July 31, 2008, and prior to the maturity date, the 6.5% Debentures may be redeemable in whole or in part, at a price of $1,050 per StarPoint Debenture after July 31, 2008 and redeemable after July 31, 2009 at a price of $1,025.

In connection with the StarPoint/APF Combination, and pursuant to a debenture agreement dated June 27, 2005, the 9.4% Debentures were assumed by StarPoint. The 9.4% unsecured, subordinated, convertible debentures are convertible at the holder’s option into fully paid and non-assessable trust units of Canetic at any time prior to July 31, 2008 at a conversion price of $16.02 per trust unit. The 9.4% Debentures become redeemable at $1,050 per 9.4% Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity.

Canetic Resources Trust   Q2 2006

CAPITAL EXPENDITURES

	Three Months Ended June 30		Six Months Ended June 30
Capital Expenditures ($000s)	2006	2005	2006	2005
Land	5,015	2,444	7,797	2,952
Geological and geophysical	600	286	1,733	1,823
Drilling, completion and equipping	40,158	10,588	79,375	21,471
Workovers and recompletions	23,478	11,724	38,709	17,647
Production equipment and facilities	16,525	10,772	25,176	17,984
Net development expenditures	85,776	35,814	152,790	61,877
Property acquisition	23,869	8,726	23,869	8,726
Properties contributed to TriStar	(5,000)	–	(5,000)	–
Property dispositions	–	(2,777)	–	(4,610)
Net capital expenditures	104,645	41,763	171,659	65,993
Acquisition of StarPoint	–	–	2,511,746	–
Office equipment	2,710	495	3,063	1,156
Asset retirement obligation change in estimate	547	–	1,472	–
Capitalized non-cash compensation	4,095	–	6,654	–
Total capital expenditures	111,997	42,258	2,694,594	67,149

For the six months ended June 30, 2006, expenditures for development activities totalled $152.8 million as compared to $61.9 million during the same period in 2005. A total of 171 gross (81.9 net) wells were drilled during the first six months, compared to 39 gross (18.6 net) wells during the same period in 2005 resulting in 95 gross (40.2 net) natural gas wells and 67 gross (37.1 net) oil wells. Included in the quarter was a minor property acquisition in south east Saskatchewan totalling $24.0 million.

For the remainder of 2006 the Trust has plans to drill more than 200 wells. Our 2006 capital budget, as approved by the Board of Directors, totals $316.0 million for exploitation and development activities. Based on current commodity prices, these projects will be financed primarily with internally generated cash.

CASH DISTRIBUTIONS

Effective with the merger with StarPoint, Canetic set its monthly distribution at $0.23/unit per month beginning with distributions payable on February 15, 2006. This represented an 18 percent increase to former Acclaim unitholders and a 5 percent increase to former StarPoint unitholders

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2006	2005	2006	2005
Funds flow from operations	185,053	80,516	379,794	161,319
Cash distributions	139,236	51,242	272,115	101,919
Distributions per unit	0.6900	0.5850	1.3800	1.1700
Payout ratio	75%	64%	72%	63%

Our policy is to distribute the net funds flow from our petroleum and natural gas properties to our unitholders on a monthly basis with a portion of funds flow withheld to repay bank debt and/or fund capital expenditures. Although the level of funds retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted funds flows, debt levels, spending plans, and taxability. Given the strength of current commodity prices, we feel it is prudent to maintain our payout ratio at a conservative level. Funds flow if any, in excess of distributions will be available to fund the 2006 capital expenditure program and/or reduce bank indebtedness.

  Q2 2006 Canetic Resources Trust   11

For the six months ended June 30, 2006, our payout ratio increased to 72 percent as we generated $379.8 million of funds flow from operations and distributed $272.1 million. Our payout ratio for 2005 averaged 58 percent, including a fourth quarter 2005 payout ratio of 50 percent. The payout ratio for the six months ended June 30, 2006, would have approximated 70.8 percent had it not been for backing out StarPoint funds flow for the first four days of January.

Dependent on commodity prices, we expect our payout ratio for the remainder of 2006 to approximate 70 percent.

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust has no guarantees or off-balance sheet arrangements.

CAPITAL

As at June 30, 2006, we had issued capital of 202.5 million trust units.

The merger of Acclaim and StarPoint occurred pursuant to a plan of arrangement in which Canadian unitholders could elect to exchange their units on a tax-deferred basis. Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each unit held and each StarPoint unitholder received 1.0000 Canetic trust unit for each unit they held. A total of 106.2 million units were issued pursuant to the arrangement. Also pursuant to the arrangement, all exchangeable shares were exchanged for  units.

	Six months ended June 30, 2006		Year ended December 31, 2005
a) Trust Units	Units (000s)	Amount ($000s)	Units (000s)	Amount ($000s)
Balance, beginning of period	91,583	1,087,459	86,313	1,003,294
Issued for cash
Pursuant to equity offerings, net of costs	–	–	–	(350)
Employee unit savings plan	110	2,532	89	1,646
Distribution reinvestment plan	624	13,818	456	8,492
Issued pursuant to Arrangement	106,242	2,562,563	–	–
Properties contributed to TriStar	–	(5,000)	–	–
Conversion of debentures	1826	36,836	3,990	63,174
Exchange of exchangeable shares	358	3,804	357	4,033
Unit award incentive plan	1,792	40,884	378	7,170
Balance, end of period	202,535	3,742,896	91,583	1,087,459

b) Exchangeable Shares	Units (000s)	Amount ($000s)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio	42	–
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, June 30, 2006	–	–

As of June 30, 2006, there were 684,502 RTU’s and 1,606,047 PTU’s outstanding.

Canetic Resources Trust   Q2 2006

Liquidity and Capital Resources ($000s)	June 30, 2006
Long-term debt	893,792
Working capital deficiency	86,046
Net debt(1)	979,838

Units outstanding (000s)	202,535
Trust unit price	23.10
Market value	4,678,559

Convertible debentures	36,850
Total capitalization	5,695,247

(1) Net debt excludes the convertible debentures.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and U.S. tax consequences of holding Canetic units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per trust unit in cash distributions to unitholders during the period February 2005 to January 2006. For Canadian tax purposes, 31.28 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 68.72 percent is taxable as other income.

For 2006, Canetic estimates that 85 to 95 percent of cash distributions will be taxable and 5 to 15 percent will be a tax-deferred return of capital. Actual taxable amounts may vary depending on production, volumes, commodity prices, foreign exchange rates  and other factors.

U.S. Taxpayers

Prior to 2005, U.S. unitholders who received cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law. Legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution. U.S. taxpayers are eligible for a foreign tax credit with respect to Canadian withholding taxes paid. The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using U.S. tax principles. The taxable portion so determined, is considered to be a dividend for U.S. tax purposes. For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid US$1.61 per trust unit to U.S. residents during the calendar year 2005 of which 75.03 percent was taxable as a qualified dividend and 24.87 percent a tax-deferred return of capital.

For 2006, we estimate that 90 to 100 percent of distributions may be taxable with the balance representing a tax-deferred return of capital. Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

  Q2 2006 Canetic Resources Trust   13

CONTINGENCY

On December 12, 2004, a gas release occurred at a Canetic operated well site west of the city of Edmonton, Alberta. The well was not producing at the time of the incident and has not had an impact on production in the area.

Canetic carries control of well and general liability insurance in the amount of $10.0 million and $50.0 million less applicable deductibles, respectively. Total costs associated with the incident are currently estimated to approximate $50.0 million. Canetic continues to work through the claims process with its insurers. At June 30, 2006, costs approximating $50.0 million had been incurred of which $49.4 million has been paid to suppliers for services provided. Insurance recoveries to date total $35.0 million.

BUSINESS RISKS

The operations of Canetic are subject to underlying risks associated with the business of the Trust.  For a detailed discussion of business risks, please refer to “Risk Factors” in the Trust’s most recently filed Annual Information Form.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and CFO have evaluated the effectiveness of Canetic’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, and have concluded that such disclosure controls and procedures are effective.

OUTLOOK

For the balance of 2006, we will continue to actively exploit our asset base with plans to participate in the drilling of over 200 wells in the second half of 2006.  Although our production volumes in the second quarter were slightly less than anticipated, given the level of activity planned for the balance of 2006, we continue to expect our production to average between 72,000 and 74,000 boe/d, excluding the impact of the acquisition announced today.

We are excited about the announced acquisition.  This transaction is consistent with our strategy of acquiring high quality assets that improve our asset base.  We believe this is the ideal time to acquire natural gas assets to provide Canetic with a more balanced production mix.  This acquisition is accretive to cash flow, reserves, production and net asset value per unit and includes significant development opportunities.  We have begun a thorough review of the inventory of opportunities as well as initiating the integration process.

We look forward to reporting our success on this acquisition and our ongoing operational activities.

Canetic Resources Trust   Q2 2006

FORWARD-LOOKING STATEMENTS

Certain information regarding Canetic Resources Trust including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities law and necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency and interest rate fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, inability to access sufficient capital from internal and external sources and changes in legislation, including but not limited to income tax and environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Forward-looking statements in this document include, but are not limited to, production volumes, reserves volumes, operating costs, commodity prices, the Trust’s ability to meet it’s financial obligations, future cash distribution levels, payout ratios, the taxability of future cash distributions, capital spending, access to credit facilities and regulatory changes.  For this purpose, any statements that are contained in this document that are not statements of historical fact may be deemed to be forward-looking statements.  Forward-looking statements often contain terms as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.edgar.com), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

  Q2 2006 Canetic Resources Trust   15

 CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

Richard J. Tiede, P.Eng
Vice President, Business Development

Wesley R. Morningstar, P.Geol
Vice President, Exploitation and Development

Mark P. Fitzgerald, MBA, P.Eng
Vice President, Operations

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

David M. Sterna
Vice President, Corporate Planning and Marketing

Donald W. Robson
Vice President, Land

Keith S. Rockley
Vice President, Human Resources
& Corporate Administration

DIRECTORS

Jack C. Lee, Calgary, Alberta
Chairman

Robert G. Brawn, P.Eng, Calgary, Alberta
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

Paul Colborne, Calgary, Alberta

Peter W. Comber, MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng, Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich, MBA, P.Eng, Houston, Texas

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

INVESTOR RELATIONS

Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS

Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Dorsey & Whitney LLP
New York, NY; Vancouver, BC

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTING

Toronto Stock Exchange: CNE.UN
New York Stock Exchange: CNE

Debentures: CNE.DB.A 9.4%; CNE.DB.B 6.5%; CNE.DB.C 8.0%; CNE.DB.D 11.0%

Canetic Resources Trust   Q2 2006

  Q2 2006 Canetic Resources Trust   17